UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number  0-6394

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issuer of securities held pursuant to the

plan and address of its principal executive office)

REQUIRED INFORMATION

A.                                    Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Schedule H, Line 4j – Schedule of Reportable Transactions

B.                                    Exhibits

23                                    Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 27, 2007	PACCAR INC SAVINGS INVESTMENT PLAN

		By:	/s/ Jack LeVier
J. K. LeVier
Vice President - Human Resources
PACCAR Inc

3

Financial Statements and Supplemental Schedules

PACCAR Inc Savings Investment Plan

December 31, 2006 and 2005 and Year Ended December 31, 2006

With Report of Independent Registered Public Accounting Firm

4

PACCAR Inc
Savings Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005 and
Year Ended December 31, 2006

5

Report of Independent Registered Public Accounting Firm

The Administrator

PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the PACCAR Inc Savings Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of the Plan’s internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 27, 2007	/s/ ERNST & YOUNG LLP

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value:
Money market funds	$155,213	$148,455
Commingled trust funds	199,031,987	187,368,443
Mutual funds	391,002,629	332,247,343
Common stock	981,906,112	715,835,009
Participant loans	32,111,609	30,500,941
Total investments	1,604,207,550	1,266,100,191

Dividends receivable	30,822,157	20,721,038
Due from broker for securities sold	1,534,267	987,741
Total assets	1,636,563,974	1,287,808,970

Liabilities
Accrued expenses	41,903	41,380
Net assets reflecting all investments at fair value	$1,636,522,071	$1,287,767,590

Adjustment from fair value to contract value for investment contracts held by commingled trust funds (Note 7)	1,325,614	1,560,552
Net assets available for benefits at end of year	$1,637,847,685	$1,289,328,142

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income:
Net appreciation of investments	$305,003,508
Interest and dividends	75,867,171
380,870,679
Contributions:
Company	18,462,196
Participants	38,296,001
56,758,197

Total additions	437,628,876

Deductions
Benefits paid to participants	88,883,482
Administrative expenses	225,851
Total deductions	89,109,333

Net increase	348,519,543

Net assets available for benefits at beginning of year	1,289,328,142
Net assets available for benefits at end of year	$1,637,847,685

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all nonunion U.S. employees of PACCAR Inc and its U.S. subsidiaries (the Company). Such employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Participants may elect to contribute not less than 1% and not more than 35% of their respective annual compensation (as defined in the Plan document) subject to the Internal Revenue Service-mandated annual maximum of $15,000 and $14,000 for 2006 and 2005, respectively. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with Code Section 401(k). Beginning in 2002, catch-up contributions were made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2006 and 2005 was $5,000 and $4,000, respectively.

For eligible participants that are actively employed at December 31 of each year, the Company matches participant contributions (other than age 50 catch-up deferrals) to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions. The Company matching contributions of $18,462,196 and $17,072,384 were unallocated at December 31, 2006 and 2005, respectively. The matching contributions are allocated to participant accounts in January each year based on determination of eligibility as described above. The Company matches contributions in the form of PACCAR Inc common stock. The Company may suspend or reduce its contributions when its “Consolidated Net Earnings” are less than 8% of the Company’s “Capital Base,” as defined by the Plan.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan’s investments.

Vesting

Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may direct their employee contributions in whole percentage increments to any of the Plan’s fund options. Participants may subsequently change their investment options for either existing or future participant contributions, in whole percentage increments, subject to trading limitations on certain of the Plan’s individual fund options.

Effective April 1, 2005, PACCAR Inc amended and restated the Plan to provide that a portion of the Plan will constitute an employee stock ownership plan within the meaning of IRC Section 4975(e)(7). Effective July 1, 2005, participants can choose to reinvest dividends in PACCAR Inc common stock or the participants can elect to receive the dividends in cash.

Effective January 1, 2007, all participants with three or more years of service have the ability to make an unlimited number of transfers, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan.

Participant Loans

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 5.0% to 10.5% on loans outstanding as of December 31, 2006. Principal and interest are repaid either through after-tax payroll deductions or by personal check sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding will not affect the amount of annual matching contributions the

Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

Benefit Payments

Participants who leave the Company may choose a single cash payment or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance. Participants that leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. Also, active employees who reach age 70½ have the additional options of electing to have their account balance distributed to them or to receive minimum required distributions.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan’s administration.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. For investment contracts in commingled trust funds, fair value is adjusted to contract value. The fair value of participation units in commingled trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the mutual funds on the last business day of the Plan year. Investments in securities traded on a national securities exchange are valued at their market prices on the last business day of the Plan year. The money market fund is valued at cost, which approximates fair value. Participant loans are recorded at their outstanding balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Year Ended December 31, 2006
Fidelity commingled trust funds:
U.S. Equity Index Commingled Pool	$12,148,046
Fidelity mutual funds:
Contrafund	1,007,320
Asset Manager 50%	144,457
Asset Manager 70%	3,382,000
Asset Manager 20%	(313,899)
Freedom Income	9,021
Freedom 2000	4,467
Freedom 2010	358,977
Freedom 2020	295,713
Freedom 2030	189,850
Freedom 2040	189,099
Other mutual funds:
PIMCO Total Return Fund:
Institutional Class	(180,759)
Morgan Stanley Institutional Fund, Inc:
International Equity Portfolio Class A	(603,300)
JP Morgan Mid Cap Value Fund:
Institutional Class	3,647,480
Other investments:
PACCAR Inc common stock	284,725,036
$305,003,508

The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2006	2005

PACCAR Inc common stock*	$981,906,112	$715,835,009
Contrafund	171,562,761	158,255,733
U.S. Equity Index Commingled Pool	88,472,863	82,467,574
Managed Income Portfolio II Class 2	110,559,124	104,900,869

*Includes Company matching contributions, some of which are non-participant directed.

4. Non-participant Directed Investments

The only non-participant directed investments in the Plan are held in PACCAR Inc common stock, in which participant directed investments also are made. The investment activity cannot be split between participant directed and non-participant directed transactions. The information below regarding net assets and the significant changes in net assets relates to the non-participant directed and participant directed transactions in PACCAR Inc common stock.

	December 31
	2006	2005
Investments in PACCAR Inc common stock at fair value	$981,906,112	$715,835,009
Dividends receivable	30,350,298	20,721,038
	$1,012,256,410	$736,556,047

Year Ended
December 31,
2006
Changes in net assets:
Contributions	$25,442,777
Dividends	37,897,332
Net appreciation in fair value	284,725,036
Net transfers to other participant directed investments	(37,339,411)
Benefits paid to participants	(35,321,907)
Net participant loan repayments	296,536
$275,700,363

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 2, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

To comply with the Pension Protection Act of 2006 the Plan was amended and restated effective January 1, 2006. On January 30, 2007, an application for a new determination letter for the Plan was submitted to the IRS.

6. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $101,564,001 and sales totaling $185,436,186 of PACCAR Inc common stock during 2006. The Plan received dividends on this stock totaling $28,268,072 in 2006. Dividends receivable as of December 31, 2006 and 2005 were $30,350,298 and $20,721,038, respectively.

7. Reconciliation of Financial Statements to Form 5500

Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 (the FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. The FSP was effective for plan years ending after December 15, 2006 and required fully benefit-responsive investment contracts held by defined contribution plans to be reported at fair value instead of contract value. A fully benefit-responsive investment contract is defined in the FSP to include investment contracts that the Plan invests in through its participation in the Fidelity Managed Income Portfolio II (the MIP II), a commingled trust fund.

As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the MIP II as well as the adjustment of the investment in the MIP II from fair value to contract value relating to those investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

December 31,
2006

Net assets available for benefits per the financial statements	$1,637,847,685
Less: Adjustment from fair value to contract value for investment contracts held by commingled trust funds	(1,325,614)
Net assets available for benefits per Form 5500	$1,636,522,071

The following is a reconciliation of net investment income per the financial statements for the year ended December 31, 2006, to Form 5500:

Year Ended
December 31,
2006

Net investment income per the financial statements	$380,870,679
Less: Adjustment from fair value to contract value for investment contracts held by commingled trust funds	(1,325,614)
Net investment income per Form 5500	$379,545,065

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110        Plan Number:  002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2006

	(b)	(c)			(e)
	Identity of Issue, Fund,	Description of	(d)		Current
(a)	or Borrower	Investment	Cost		Value

	Money market funds
*	Fidelity Management Trust Company:
	Retirement Money Market	155,213 units		(1)	$155,213
	Commingled trust funds:
*	Fidelity Management Trust Company:
	Managed Income Portfolio II Class 2	111,884,738 units		(1)	110,559,124
	U.S. Equity Index Commingled Pool	1,948,312 units		(1)	88,472,863
	Mutual funds
*	Fidelity Management Trust Company:
	Contrafund	2,631,331 units		(1)	171,562,761
	Asset Manager 50%	2,035,366 units		(1)	32,789,761
	Asset Manager 70%	2,907,006 units		(1)	47,238,851
	Asset Manager 20%	1,906,180 units		(1)	24,113,181
	Freedom Income	58,471 units		(1)	674,758
	Freedom 2000	120,412 units		(1)	1,500,339
	Freedom 2010	805,054 units		(1)	11,769,895
	Freedom 2020	686,235 units		(1)	10,657,225
	Freedom 2030	303,880 units		(1)	4,871,197
	Freedom 2040	404,045 units		(1)	3,830,346
	PIMCO Total Return Fund:
	Institutional Class	1,414,437 units		(1)	14,681,853
	Morgan Stanley Institutional Fund, Inc:
	International Equity Portfolio-Class A	1,073,347 units		(1)	22,089,482
	JP Morgan Mid Cap Value Fund:
	Institutional Class	1,730,692 units		(1)	45,222,980
	Other investments
*	PACCAR Inc common stock	15,129,333 shares	315,830,105		981,906,112
*	Participant loans	Maturing through November 9, 2021 Interest rates: 5.0% – 10.5%	32,111,609		32,111,609
					$1,604,207,550

*      Indicates party in interest to the Plan.

(1)   Cost information is omitted, as investments are participant directed.

PACCAR Inc

Savings Investment Plan

 EIN:  91-0351110        Plan Number:  002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

					(h)
					Current Value
(a)	(b)				of Asset on
Identity of Party Involved	Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	Transaction Date	(i) Net Gain

Category (iii) – Series of securities transactions aggregating in excess of 5% of Plan assets.

PACCAR Inc	Common stock	$101,564,001	$—	$101,564,001	$101,564,001	$—
	Common stock	$—	$185,436,186	$120,230,355	$185,436,186	$65,205,831

There were no category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.